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                              DATED: DECEMBER 23, 1996

                                                       REGISTRATION NO. 33-95028
                                                                  RULE 424(B)(3)

                           SYNAGRO TECHNOLOGIES, INC.

                SUPPLEMENT TO PROSPECTUS DATED OCTOBER 25, 1996

     The Company expects to incur non-recurring and other unusual charges estimated at approximately $6.0 million during the current year, including the following: (i) investment banking, legal, accounting and printing costs and expenses relating to an abandoned acquisition; (ii) the non-cash writedown of the book carrying value of a wholly-owned subsidiary to estimated net realizable value, since it is to be disposed of; and (iii) a non-cash charge to reflect the impairment in the carrying value of certain licensing rights. As a result of these charges, the Company expects to report a pre-tax loss for 1996 of approximately $5.0 million.

     On December 23, 1996, the Company also called for redemption on January 22, 1997 (the "Redemption Date") all outstanding Common Stock Purchase Warrants at the "Redemption Price" of $.10 per Warrant. The Warrants will remain exercisable until the close of business on the Redemption Date, at which time they will expire and be redeemed. Prior to such expiration, Warrants may be exercised to purchase Common Stock at an exercise price of $2.40 per share, on the basis of one share for each Warrant held. On December 18, 1996, the average closing bid price for the Company's Common Stock on the NASDAQ Small-Cap Market was $3.875; as of the same date, the average closing bid price for the 10 trading days then ended had exceeded $3.00.

     On December 23, 1996, the Company adopted a shareholder rights plan (the "Plan"). Under the Plan, each shareholder of record at the close of business on January 10, 1997 will receive one Series A Preferred Stock Purchase Right ("Right") for each share of Common Stock held. The Rights expire on December 31, 2006.

     Each Right initially entitles the shareholder to purchase a one one-thousandth fraction of a Preferred Share for $10.00. Each such fraction of a Preferred Share has terms designed to make it essentially equivalent to one share of Common Stock. The Rights will become exercisable only in the event a person or group acquires 15% or more of the Company's Common Stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15% of the Common Stock. Prior to such an event the Rights will be evidenced by and traded in tandem with the Common Stock.

     If a person or group acquires a 15% or larger position in the Company, each Right (except those held by the acquiring party) will then entitle its holder to purchase, at the $10.00 exercise price, fractional shares of Preferred Stock at half price having a value equal to the $10.00 exercise price, with each fractional Preferred Share valued at the market price of the Common Stock. The effect will be to entitle the holder to buy Common Stock at 50% of the market price. Also, if following an acquisition of 15% or more of the Company's Common Stock, the Company is acquired by that person or group in a merger or other business combination transaction, each Right would then entitle its holder to purchase Common Stock of the acquiring company having a value of twice the exercise price. The effect will be to entitle the Synagro shareholder to buy stock in the acquiring company at 50% of its market price.

     The Company may redeem the Rights at $.001 per Right at any time on or prior to the tenth business day following the acquisition of 15% or more of its Common Stock by a person or group or commencement of a tender offer for such 15% ownership.

     On December 16, 1996, the Company entered into a new term and revolving credit facility with LaSalle National Bank, Chicago, Illinois, under which the Company may borrow up to $10.0 million on a secured basis, with all borrowings to bear interest at the bank's prime rate, plus 1%. Term borrowings are limited to $5.0 million and are repayable in periodic installments over five years, subject to earlier maturity in certain events; the revolving credit line expires in 1998.

     On December 13, 1996, the board of directors of the Company determined to replace Singer Lewak Greenbaum & Goldstein LLP with Arthur Andersen LLP as auditors of the Company's financial statements for 1996 and subsequent years.

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in the Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.